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                            February 27, 2024

       Guillermo Trias
       Chief Executive Officer/President of the Sponsor
       Tidal Commodities Trust I
       c/o Toroso Investments, LLC
       234 West Florida Street, Suite 203
       Milwaukee, WI 53204

                                                        Re: Tidal Commodities
Trust I
                                                            Amendment No. 4 to
Registration Statement of Form S-1
                                                            Filed February 20,
2024
                                                            File No. 333-276254

       Dear Guillermo Trias:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 13, 2024 letter.

       Amendment No. 4 to Registration Statement on Form S-1

       Prospectus Summary
       The Fund's Current Net Assets and Year to Date Performance, page 1

   1. Refer to your response to comment 1. Please revise to disclose the number of Shares outstanding as of the
most recent practicable date.
       The Offering
       Fund Expenses, page 10

   2. Refer to your response to comments 2 and 3. It appears that the Trust indemnifies the
                                                        Bitcoin Custodian
pursuant to the Bitgo Custodial Services Agreement. Please revise your disclosure on page 10
to clarify whether indemnification expenses owed pursuant to the
 Guillermo Trias
Tidal Commodities Trust I
February 27, 2024
Page 2
         Bitgo Custodial Service Agreement are allocated by the Sponsor, using its pro rata methodology, to each of the Trust's series in existence at the occurrence of any such expense.
The Offering
The Fund in General, page 35

3. You disclose that the Fund is the successor and surviving entity from the merger (the
            Merger   ) into the Fund of Hashdex Bitcoin Futures ETF (the
Predecessor Fund   ) that is
         a series of the Teucrium Commodity Trust (the    Predecessor Trust   )
sponsored by
         Teucrium Trading, LLC (   Prior Sponsor   ) that closed on January 3,
2024. Please enhance
         your disclosures, consistent with your merger disclosures, that because Acquired Fund shareholders will own one share of the Acquiring Fund interest for each share of the
         Acquired Fund they owned prior to the Merger, the Acquiring Fund unaudited pro forma equivalent data will be the same as the corresponding unaudited pro forma combined data and therefore has not been presented.
Financial Statements, page F-1

4. Please include updated audited financial statements for both Tidal Commodities Trust I and Hashdex Bitcoin Futures ETF, a series of the Teucrium Commodity
Trust
         (   Predecessor   ) as of and for the period ended December 31, 2023.
Refer to Rule 8-08 of
         Regulation S-X.
       Please contact Kate Tillan at 202-551-3604 or Michelle Miller at 202-551-3368 if you
have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Justin Dobbie at 202-551-3469 with any other questions.



FirstName LastNameGuillermo Trias                             Sincerely,
Comapany NameTidal Commodities Trust I
                                                              Division of
Corporation Finance
February 27, 2024 Page 2                                      Office of Crypto
Assets
FirstName LastName